Exhibit 18.01

July 31, 2013

Symantec Corporation

Mountain View, California

Ladies and Gentlemen:

We have been furnished with a copy of the quarterly report on Form 10-Q of Symantec Corporation (the Company) for the three months ended June 28, 2013, and have read the Company’s statements contained in note 1 to the condensed consolidated financial statements included therein. As stated in note 1, the Company changed its method of accounting for sales commissions and states that the newly adopted accounting principle is preferable in the circumstances because the direct, incremental commission costs are closely related to the revenue, they should be recorded as an asset and recognized as an expense over the same period that the related revenue is recognized. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

We have not audited any financial statements of the Company as of any date or for any period subsequent to March 29, 2013, nor have we audited the information set forth in the aforementioned note 1 to the condensed consolidated financial statements; accordingly, we do not express an opinion concerning the factual information contained therein.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,

/s/ KPMG LLP